GREAT QUEST METALS LTD.

82-3116

02060302

October 24, 2002

02 NOV 13 AM 10:23

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on October 24, 2002. This release was sent to the Canadian Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

Karen Nestoruk
Administration

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

/kn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

October 24, 2002
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Announces Start of Drill Program on Bourdala Concessions

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (the "Company") (TSX Venture Exchange GQ) is very pleased to announce that after 4 ½ years of acquisitions and preliminary exploration in Mali, West Africa, the Company will initiate its first diamond drill program on the Bourdala concessions on October 25, 2002. The program will be designed to test 5 targets or zones, all of which consist of multiple quartz veins with gold mineralization.

The first area to be drilled is the TD zone. This consists of a zone of quartz veining partly coincident with an area of orpaillage or pits dug by local miners in the search for and recovery of gold. The zone consists of high grade, northeasterly quartz veins with assays ranging from 3.4 to 82.6 grams per tonne gold and a second set of northerly veins with gold mineralization. The goal of drilling will be to determine the density of veining across the zone, the size of the zone and the grade of gold across the zone.

Two zones will be drilled in the Nanike Sodjigui area. Two holes will test the NS – 1 zone. This is a zone that has so far been traced by pitting. The NS – 1 zone is defined by five pits. Assays on seven samples from four pits over 125 metres averaged 3.56 gm/t. Samples from a fifth pit on line with and southeast of the above pits assayed 0.85, 1.5 and 1.5 gm/t gold. This extends the zone to 265 metres. The NS – 2 zone is 330 metres southwest of the NS – 1 zone. It is an area of recent orpaillage where two samples over 1.5 metres each within an 11 metre zone of quartz veining assayed 0.72 and 62.4 gm/t gold. Tourminalite, indicating the probability of a nearby intrusion, occurs to the west of and adjacent to the zone. One hole will be spotted to test both the zone of quartz veining as well as the tourminalite.

One or two holes will be drilled in the Sabakonkon zone. This is a very large area with a 1600 metre long, 80 to 100 metre wide, zone of tourmaline sandstone with a separate 1000 metre long area of orpaillage to the east. Two grab samples, which were taken from the tourmaline sandstone, assayed 0.072 and 3.58 g/t gold. An area of pitting will have been completed by the time drilling starts. Results from this program should give guidance in locating the drill hole or holes here.

The new Kamana zone is just northeast of the TD zone and may be part of it. It is an area of recent orpaillage with quartz veins mineralized with gold. One hole will be drilled there.

ON BEHALF OF THE BOARD OF DIRECTORS

"Signed"
Willis W. Osborne
President and CEO